Preliminary Non-binding Proposal to Acquire the remaining outstanding class A ordinary shares of
TDCX Inc.
January 2, 2024
The Board of Directors
TDCX Inc. (the “Company”)
750D Chai Chee Road
#06-01/06, ESR BizPark
Singapore 469004
Singapore
Dear Sirs:
I, Laurent Bernard Marie Junique, Founder, Executive Chairman and CEO of TDCX Inc, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares of TDCX Inc. (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Receipts of the Company (the “ADSs”, each representing one Class A ordinary share) that are not already owned by me and my affiliates in a going private transaction (the “Transaction”).
I beneficially own approximately 86.1% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary shares), representing approximately 98.4% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed. It is my firm and reasonable belief that my proposal provides an attractive opportunity to the Company’s shareholders.
I am prepared to consummate the Transaction as outlined in the key terms and conditions as set forth below.
1. Buyer. I propose to acquire the outstanding shares of the Company that are not already held by me and my affiliates. I intend to complete such purchase through Transformative Investments Pte Ltd, the principal shareholder of the Company. I am the beneficial owner of all the shares in Transformative Investments Pte Ltd. In considering the Proposal, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not currently intend to sell my shares in the Company to any third party.
2. Purchase Price. The proposed price for each Ordinary Share or ADS is US$6.60 in cash. This represents a 36% premium to the closing price on the last trading day prior to the date of this proposal and a premium of 39% to the volume-weighted average price during the last 30 trading days.
3. Funding. I will finance the Transaction with a combination of my own existing cash and a debt facility. I expect that the commitments for the required funding to be in place when the Definitive Agreements (as defined below) are signed and the closing of the Transaction will not be conditional on financing.
4. Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of debt financing subject to a customary form of confidentiality agreement.
5. Definitive Agreements. I am prepared to promptly prepare, negotiate and finalize definitive agreements (the “Definitive Agreements”) for the Transaction. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type.
6. Process. I expect the Board would decide that a special committee be established that comprises independent and disinterested directors of the Company (the “Special Committee”). The Special Committee and its advisors will be exclusively authorized to consider and negotiate the proposed Transaction, including the Definitive Agreements, on behalf of the Company and no other members of management or any other directors other than the members of the Special Committee will participate in any deliberations and decisions related to the Transaction on behalf of the Company unless approved by the Special Committee.
7. Confidentiality. I will, as required by law, timely file a Schedule 13D to disclose this Proposal. I believe it would be in all of our interests to ensure that our discussions relating to the Transaction proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.
8. No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction described above, constitutes only a preliminary indication of my interest, and does not represent any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Transaction, and any of us may terminate discussions at any time for any reason or no reason. Nothing in this letter constitutes an offer capable of acceptance to create legally binding obligations. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.
In conclusion, I would like to express my strong commitment to work together to bring the Transaction to a successful and timely conclusion. If you have any questions regarding this proposal, please do not hesitate to contact me.
I look forward to hearing from you.

Sincerely,

/s/ Laurent Bernard Marie Junique

Laurent Bernard Marie Junique
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